Exhibit 99.2

Proxy form for registered shareholders of common shares of Yamana Gold Inc.

2016 annual meeting of shareholders

When:           Thursday, May 5, 2016

11 a.m. (Toronto time)

Where:     Design Exchange
Toronto-Dominion Centre

234 Bay Street

Toronto, ON

In this document, you and your mean holders of common shares of Yamana Gold Inc. We, us, our, Yamana and Yamana Gold mean Yamana Gold Inc.

Management is soliciting your proxy for Yamana Gold Inc.’s 2016 annual and meeting. You can do this in two ways:

•                 attend the meeting and vote in person

•                 appoint someone to attend the meeting and vote for you (your proxyholder).

Annual and quarterly reports

Annual reports: We mail our annual report to you automatically every year. Check the box below if you prefer not to receive it this year.

[ ] no, I don’t want to receive the 2016 annual report

Quarterly reports: You’re entitled to receive our quarterly reports, but we don’t mail them automatically. Check the box below if you would like to receive copies of our quarterly reports this year.

[ ] yes, please send me the 2016 quarterly reports

Electronic delivery: Check the box below if you want to receive your documents electronically.

[ ] yes, I want to receive future mailings by email at

Change your mind? This is an optional service — you’re not required to receive your documents electronically. You can revoke your consent at any time by notifying CST Trust Company, our transfer agent, at:
phone:          1.800.387.0825

fax:                         1.888.249.6189

mail:                    CST Trust Company

P.O. Box 700, Postal Station B
Montreal, QC H3B 3K3

email:              inquiries@canstockta.com

Email address changed? Contact CST at the address above. These changes become effective when CST acknowledges your request.

A. Vote in person

If you want to attend the meeting and vote in person:

•                  do not complete or return this form — your vote will be taken and counted at the meeting

•                  check in with a representative of CST Trust Company (CST) when you arrive at the meeting.

B. Vote by proxy

Unless you appoint another person to be your proxyholder, the Yamana officers listed below will attend the meeting and vote your shares following the instructions you provide on this form with full power of substitution:

•                  Peter Marrone, Chairman and Chief Executive Officer, or

•                  Charles Main, Executive Vice President, Finance and Chief Financial Officer

If you prefer, you can appoint someone else to attend the meeting for you and vote your shares according to your instructions. That person does not need to be a Yamana shareholder.

1. Elect directors See page 9 of our management information circular.
	For	Withhold

1 . John Begeman 2. Christiane Bergevin 3. Alexander Davidson 4. Richard Graff 5. Nigel Lees 6. Peter Marrone 7. Patrick J. Mars 8. Carl Renzoni 9. Jane Sadowsky 10. Dino Titaro	[ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]	[ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]

2. Appoint the auditors See page 8 of our management information circular.
	For	Withhold
Deloitte LLP	[ ]	[ ]

Print his or her name here:

Name of proxyholder (please print)

Make sure this person is aware that you appointed them as your proxyholder and that they must attend the meeting to vote on your behalf and according to your instructions. Your vote can only be counted if your proxyholder attends the meeting and votes for you.

C. Tell us your voting instructions

Your proxyholder will vote according to the instructions you provide in the box to the right. If there are any changes or new items of business, your proxyholder can vote on the items as he or she sees fit.

If you don’t provide instructions here, the Yamana officer appointed in section B will vote for the items. If you appointed someone else to be

3. Have a ‘say on pay’ See page 26 of our management information circular. This is an advisory vote and the results are non-binding on the board.
	For	Against
On an advisory basis, and not to diminish the role and responsibilities of our board, you accept the approach to executive compensation disclosed in our 2016 management information circular	[ ]	[ ]

your proxyholder, he or she can vote as they see fit.

D. Please sign here

If you are sending us your vote by mail, fax or email, you must sign below for your vote to be counted.

You must also sign here if you are appointing another person to attend on your behalf. If your authorized attorney is signing this form on your behalf, he or she must have proof of your authorization.

For shares registered in the name of a corporation, estate or trust, an authorized officer or attorney must sign this form and state his or her position. This person may also have to provide proof that he or she is authorized to sign.

When you sign this form you are:

•                  authorizing your proxyholder to vote according to your voting instructions at our 2016 annual meeting (or any adjournment)

•                  revoking any proxy that you have previously given for this meeting.

If you don’t date the form, we’ll consider it to be dated the day it was mailed.

Signature	Date

Position (if you are signing on behalf of a corporation, estate or trust)

How to vote

See detailed voting instructions on pages 6 and 7 of our 2016 management information circular.

1. By telephone

Call 1.888.489.5760 and follow the instructions. There is no charge for this call. You will need your 13-digit control number, which appears under your name and address on the opposite page.

2. By fax

Complete, sign and date this form, and fax it to CST Trust Company, Attention: Proxy Department at 416.368.2502 or 1.866.781.3111 (toll-free in North America)

3. By mail

Complete, sign and date this form, and mail it to CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

4. By email

Scan your completed form and email it to proxy@canstockta.com

5. On the internet

Go to www.cstvotemyproxy.com and follow the instructions. You will need your 13-digit control number, which appears under your name and address on the opposite page.

CST must receive your voting instructions by 4 p.m. (Toronto time) on Tuesday, May 3, 2016. If the meeting is adjourned, CST must receive the form at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting is reconvened.